UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Nisshin Kasai Kaijo Hoken Kabushiki Kaisha

(Name of Subject Company)

The Nisshin Fire & Marine Insurance Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Millea Holdings, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Yu Matsubara

Corporate Planning Department

The Nisshin Fire & Marine Insurance Co., Ltd.

3, Kanda-Surugadai 2-chome, Chiyoda-ku, Tokyo 101-8329, Japan

+81-3-5282-5502

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Corporate Legal Department

Millea Holdings, Inc.

Tokyo Kaijo Nichido Building Shinkan

2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

+81-3-6212-3333

Theodore A. Paradise

Davis Polk & Wardwell

Izumi Garden Tower 33F

1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan

+81-3-5561-4421

May 19, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Not applicable.

Item 2. Informational Legends

A legend required under Rule 802(b) under the Securities Act of 1933, as amended, is included in Exhibit 1.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See Exhibit 1.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on May 19, 2006.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ YASUO YAOITA
(Signature)

Yasuo Yaoita
Senior Managing Director
(Name and Title)

May 19, 2006
(Date)

Exhibit Index

Exhibit	Description
1.	English translation of press release, dated May 19, 2006 and submitted to the Tokyo Stock Exchange, Inc., concerning management integration between Millea Holdings, Inc. and The Nisshin Fire & Marine Insurance Co., Ltd.

Exhibit 1

(English translation)

May 19, 2006

Millea Holdings, Inc.

Tokio Marine & Nichido Fire Insurance Co., Ltd.

The Nisshin Fire & Marine Insurance Co., Ltd.

Notice Concerning Management Integration between Millea Holdings and Nisshin Fire & Marine

Millea Holdings, Inc. (President: Kunio Ishihara; hereinafter referred to as “Millea Holdings”) and The Nisshin Fire & Marine Insurance Co., Ltd. (President: Hiroshi Miyajima; hereinafter referred to as “Nisshin Fire”) hereby announce that the two companies have agreed, subject to the approval at the general meeting of shareholders of Nisshin Fire, to integrate the management of the two companies through a stock-for-stock exchange(hereinafter referred to as “the stock-for-stock exchange”), effective on September 30, 2006.

1. Objective of Management Integration

Nisshin Fire and Tokio Marine & Nichido Fire Insurance Co., Ltd. (President: Kunio Ishihara; hereinafter referred to as “Tokio Marine & Nichido”), a wholly owned subsidiary of Millea Holdings, had maintained a close relationship and entered into a business-alliance and capital-affiliation agreement on March 19, 2003. With respect to their capital affiliation, Tokio Marine & Nichido acquired approximately one-third of the outstanding shares of Nisshin Fire on February 23, 2005 (Note). As part of their business alliance, the two companies have collaborated in marketing operations and have shared or jointly used their resources in the areas such as insurance product development, business process and information technology.

To further develop the alliance between the two companies and to strengthen the property and casualty insurance business of Millea Group, Millea Holdings and Nisshin Fire agreed to integrate management of the two companies by way of a stock-for-stock exchange, effective on September 30, 2006. Accordingly, Nisshin Fire will become a wholly-owned subsidiary of Millea Holdings on that day.

Millea Group will aim to make full use of the two companies’ strengths and pursue client-oriented operations in order to further meet the needs and demands of general clients and insurance agents. Accordingly, Nisshin Fire and Tokio Marine & Nichido will aim to achieve a sustainable business growth and expand their combined earnings, thereby enhancing the overall corporate value of Millea Group.

(Note)	The shares of Nisshin Fire were transferred to Millea Holdings upon the transfer of Nisshin Fire’s management functions from Tokio Marine & Nichido to Millea Holdings on April 3, 2006 pursuant to a corporate separation scheme. Consequently, Nisshin Fire is currently a direct affiliate of Millea Holdings. (The ratio of Millea Holdings’ voting rights at the time of the corporate separation was 28.10%.)

2. Property and casualty insurance Operations of Millea Group after Management Integration

(1)	By taking advantage of the holding company functions of Millea Holdings, Nisshin Fire and Tokio Marine & Nichido will continue to operate as independent property and casualty insurance companies and each shall endeavor to expand their respective operations.

(2)	Nisshin Fire will continue to pursue its existing retail business strategy as an insurance company focusing on the retail business within Millea Group. In addition, with the backing from other Millea Group companies, Nisshin Fire will pursue to enhance reliance from clients and achieve sustainable growth. Tokio Marine & Nichido will accelerate its business cooperation with Nisshin Fire in order to facilitate the success of Nisshin Fire’s retail business strategy.

(3)	Millea Group will offer insurance products and services that better meet the needs and demands of clients by fully utilizing the strengths of both Nisshin Fire and Tokio Marine & Nichido, thereby increasing the synergy between each other. In addition, Millea Group will strive to ensure overall growth and efficiency of the group through cost reductions achieved by the proposed management integration.

3. Stock-for-Stock Exchange

(1)	Schedule of the stock-for-stock exchange

May 19, 2006:	Each company’s meeting of the Board of Directors to approve the stock-for-stock exchange agreement

May 19, 2006:	Execution of the stock-for-stock exchange agreement

June 28 2006 (planned):	General meeting of shareholders of Nisshin Fire to approve the stock-for-stock exchange agreement (Note)

September 30, 2006 (planned):	Effective date of the stock-for-stock exchange

(Note)	As the stock-for-stock exchange complies with Article 796, paragraph 3 of the Corporation Law, the exchange shall be executed without the approval of the general meeting of shareholders of Millea Holdings.

(2)	The stock-for-stock exchange ratio

	Millea Holdings (100% parent company)	Nisshin Fire (wholly-owned subsidiary)
The stock-for-stock exchange ratio	1	0.126 (Note)

(Note)

As announced separately, Millea Holdings plans to split one share of its common stock into 500 shares (hereinafter referred to as the “stock split”) on September 30, 2006, the day when the stock-for-stock exchange will become effective. The calculation of the stock-for-stock exchange ratio assumes that the stock split is implemented as proposed.

Millea Holdings intend to introduce a unit share system on the same date as the proposed stock split, and the proposed number of shares constituting one unit is 500 shares. The number of shares constituting one unit shall then be changed from 500 shares to 100 shares on October 2, 2006. Accordingly, it is on and after October 2 that a share of Millea Holdings that is split into 500 shares can be traded in units of 100 shares.

(i)	The stock-for-stock exchange ratio

0.126 shares of common stock of Millea Holdings will be allocated and delivered in exchange for one share of common stock of Nisshin Fire (excluding Nisshin Fire shares held by Millea Holdings).

(ii)	Basis for calculating the stock-for-stock exchange ratio

Millea Holdings and Nisshin Fire, in the interest of each company’s shareholders, had the stock-for-stock exchange ratio independently appraised. In appraising the ratio, Millea Holdings designated Mitsubishi UFJ Securities Co., Ltd. (hereinafter referred to as “Mitsubishi UFJ Securities”) as its financial adviser while Nisshin Fire designated Nikko Citigroup Ltd. (hereinafter referred to as “Nikko Citigroup”) as its financial adviser.

The two financial advisers separately analyzed the calculation of the stock-for-stock exchange ratio based on the market value method, the DCF (discounted cash flow) method and the adjusted net asset method. The stock-for-stock exchange ratio shown above was agreed between Millea Holdings and Nisshin Fire after consultations between the parties based on the analyses of their financial advisers.

Millea Holdings and Nisshin Fire each received a statement from Mitsubishi UFJ Securities and Nikko Citigroup, respectively, that the stock-for-stock exchange ratio is appropriate from the financial point of view.

(iii)	Number of shares of Millea Holdings to be delivered upon the stock-for-stock exchange

Millea Holdings shall deliver the number of shares of Millea Holdings calculated by multiplying 0.126 by the number of Nisshin Fire shares held by the shareholders recorded on the last register of shareholders (including the register of beneficial shareholders) of Nisshin Fire as of September 29, 2006, excluding the holdings of Millea Holdings. (The expected delivery date of share certificates is November 20, 2006.)

If Millea Holdings owns treasury stocks as of the effective date of the stock-for-stock exchange, then the corresponding number of such treasury stocks shall be delivered without issuing any new shares. Share buy back policy of Millea Holdings for the fiscal year ending march 31, 2007 will be approved by its Board of Directors meeting and will be made public at the announcement of its financial results for the fiscal year ended March 31, 2006 which is scheduled on May 24, 2006.

(3)	Payment for the stock-for-stock exchange

No payment will be made for the stock-for-stock exchange.

(4)	Condition precedent for the stock-for-stock exchange to be effective

The stock-for-stock exchange shall be effective subject to successful implementation of the proposed stock split and the introduction of the unit share system.

(5)	Listing of shares

Nisshin Fire shares of common stock shall cease to be listed as of September 26, 2006. Millea Holdings shares of common stock shall continue to be listed after the stock-for-stock exchange.

4.	Corporate Status of Millea Holdings and Nisshin Fire After the Stock-for-Stock Exchange

Both Millea Holdings and Nisshin Fire will not change their trade names, major business lines, location of head offices, representatives or capital following the stock-for-stock exchange. Millea Holdings will announce its consolidated financial forecast, taking into consideration the effect of the stock-for-stock exchange, and the outline of the accounting treatment in relation to the stock-for-stock exchange at its announcement of financial results for the fiscal year ended March 31, 2006 which is scheduled on May 24, 2006.

(Reference) Outline of parties involved in the stock-for-stock exchange

(1)	Outline (as of September 30, 2005)

	100% parent company	Wholly-owned subsidiary

Trade Name	Millea Holdings, Inc.	The Nisshin Fire & Marine Insurance Co., Ltd.

Major Businesses	Insurance holding company	Property and casualty insurance business

Date of Foundation	April 2, 2002	June 10, 1908

Address of Head Office	Chiyoda-ku, Tokyo	Chiyoda-ku, Tokyo

Representative	Kunio Ishihara, President	Hiroshi Miyajima, President

Capital	¥150 billion	¥15.6 billion

Number of Outstanding Shares	1,727,048.75 shares	189,166,900 shares

Shareholders’ Equity	¥2,401.8 billion	¥100 billion

Total Assets	¥2,402.4 billion	¥503.5 billion

Fiscal-Year End	March 31	March 31

Number of Employees	173	2,675

Major Shareholders and Their Holding Ratios

• The Master Trust Bank of Japan, Ltd.

    (Trust Account) (6.41%)

• Moxley & Co. (5.77%) (Note 1)

• Japan Trustee Services Bank, Ltd.

    (Trust Account) (5.64%)

• State Street Bank and Trust Company

    (2.32%)

• State Street Bank and Trust Company

    505103 (2.29%)

• Tokio Marine & Nichido Fire Insurance

    Co., Ltd. (30.99%) (Note 2)

• Fukoku Mutual Life Insurance Co.

    (4.49%)

• North Pacific Bank, Ltd. (4.12%)

• Meiji Yasuda Life Insurance Co. (3.80%)

• Shinwa Bank, Ltd. (3.65%)

• Shizuoka Bank, Ltd. (3.33%)

• Employee stock ownership group of

    Nisshin Fire (2.29%)

Relationship between Parties	Nisshin Fire is an affiliate of Millea Holdings, Inc. by equity method.

(Note 1) Moxley & Co. is the corporate nominee of common stock deposited for the issuance of ADRs.

(Note 2) Effective from April 3, 2006, Millea Holdings came to directly own shares of Nisshin Fire previously owned by Tokio Marine & Nichido.

(2) Earnings results in the past three years

	(unit: millions of yen)
	Millea Holdings (100% parent company)			Nisshin Fire (Wholly-owned subsidiary)
Fiscal year ended	March 2003	March 2004	March 2005	March 2003	March 2004	March 2005
Operating revenue/net insurance premium	52,928	233,617	113,490	149,067	149,422	144,962
Ordinary profit	49,964	231,431	111,270	4,849	8,819	5,254
Net profit	49,605	230,871	110,585	2,317	3,010	2,659
Net profit per share	26,760.91	126,681.20	63,170.59	12.56	17.76	16.79
Dividend per share	10,000.00	11,000.00	11,000.00	7.00	7.00	7.00
Shareholders’ equity per share	1,191,215.23	1,302,942.88	1,347,033.30	321.88	441.76	473.57

(Note 3) Operating revenue is shown for Millea Holdings while net insurance premium is shown for Nisshin Fire.

(Note 4) Net profit per share, dividend per share and shareholders’ equity per share are shown on a yen basis.

Millea Holdings and Nisshin Fire are Japanese companies. Information distributed in connection with the proposed stock-for-stock exchange transaction is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the transaction, since the companies are located in Japan, and all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of Nisshin Fire otherwise than under the stock-for-stock exchange, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed offer.